FORM 4			UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP					OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response ...0.5
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. (Print or Type responses)			Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 of Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Cline, Mark	2. Issuer Name and Ticker or Trading Symbol Diversified Corporate Resources, Inc. (HIR)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) __X__ Director _____ 10% Owner _____ Officer (give _____ Other (Specify title below) below) _______________________________
(Last) (First) (Middle) 10670 N. Central Expwy., Suite 600	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for (Month/Year) 2/02
(Street) Dallas, TX 75231			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) _x_ Form filed by One Reporting Person ___ Form filed by More than One Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially owned
1. Title of Security (Instr. 3)	2. Tran-saction Date (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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Form 4 (continued) Tale II - Derivative Securities Acquired, Disposed of, of Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 5)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner-ship Form of Deriv- ative Security: Direct (D) or Indirecct (I) (Instr. 4)	11 Nature of Indirect Benefi- cial Owner- ship (Instr.4)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or number of Shares
Director's Option	$0.24	2/19/03	A		A		1	2/19/13	Common Stock	25,000			D

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C 78ff(a).	/S/ Mark Cline	2/19/03

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	**Signature of Reporting Person Mark Cline	Date